Summarized Minutes of the Meeting of the Board of Directors DATE AND TIME: On November 4, 2025, at 3:00 p.m. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The totality of the members elected, with the participation of Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY ADOPTED: Once the meeting started, the Board members examined the financial statements for the period from January to September 2025, which were the subject matter of: (i) a favorable opinion of the Supervisory Council; (ii) an unqualified report of the Independent Auditors; and (iii) a declaration from the Board of Officers, agreeing with the opinions in the report of the Independent Auditors, with the financial statements and the management discussion and analysis report for the operation. Following due consideration, the Board members concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by means of the submission to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, the U.S. Securities and Exchange Commission (SEC), and the New York Stock Exchange (NYSE), (both based in the U.S.A). CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted this minute, which, after being read and approved by all, was signed. São Paulo (SP), November 4, 2025. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Ricardo Villela Marino – Vice-Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fabrício Bloisi Rocha, João Moreira Salles, Marcos Marinho Lutz, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes – Board Members. GUSTAVO LOPES RODRIGUES Investor Relations Officer